SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 18, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications Company Ltd.-Immediate Report regarding the Issuance Results in accordance with a Shelf Offering Report

June 18, 2017

To Tel-Aviv Stock Exchange Ltd. (via the Magna)	To Israel Securities Authority (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the
Issuance Results in accordance with a Shelf Offering Report

The Company respectfully wishes to give notice of the offering results in accordance with a shelf offering report of the Company, dated June 15, 2017 (reference no.: 2017-02-050104) (the "Offering Report").

1.
In accordance with the Offering Report, the Company offered the public up to 9,822,000 shares of the Company par value of NIS 0.01 each, that were offered in 98,220 units of NIS 1.00 each (i.e. 100 shares in each unit) (the "Units"), by way of a tender on the price per Unit and all in accordance with the terms set forth in the Offering Report.

2.	The Company was given early commitments by classified investors to purchase Units at quantities and prices as set forth in the Offering Report.

3.	The issuance of the Units was not secured by an underwriting commitment.

Below are the results of the tender for the Units, which took place on June 15, 2017 with respect to the shelf offering (the "Tender")

4.
As part of the Tender, a total of 47 orders to purchase 96,693 Units were received, of which 1 order to purchase 18,128 Units that was received from the public (including 18,128 Units which were ordered by the controlling shareholder of the Company) and 46 orders to purchase 78,565 Units in accordance with early commitments of classified investors.

5.	All of the said orders were fully accepted.

6.	The price that was determined in the Tender for the Units is NIS 1959 (the "Unit Price").

7.	The allocation of the Units was done in accordance with section 2.10 of the Offering Report, as follows:

47 orders to purchase 96,693 Units (of which 46 orders of classified investors to purchase 78,565 Units) (which are the full number of orders received in the Tender) (including orders of classified investors) were fully accepted and accordingly, the uniform price per unit for the Units determined in the Tender is 1959.

8.	The Company shall allocate total number of 96,693 Units, in accordance with the Tender results, which such number includes a total of NIS 96,693 par value of the Company shares.

9.	The total gross consideration that the Company will receive for the shares that will be allocated in accordance with the Offering Report is approximately NIS 189.4m.

10.
In addition to the allocation of shares to the public, the Company will allocate 508,911 shares of the Company to LSH Holdings Ltd. by way of a private placement. For details regarding this private placement and terms thereof, please see section 6 of the Offering Report.

11.	The Company's outstanding share capital following the allocation of shares to the public and the private placement, will be 169,453,076 shares, net of treasury shares[1].

The Company expresses its gratitude to the public for its participation in the offering under the Offering Report.

Sincerely Yours, Partner Communications Company Ltd.

1 The Company has 1,368,413 treasury shares as of June 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ David (Dudu) Mizrahi Name: David (Dudu) Mizrahi Title: Chief Financial Officer

Dated: June 18, 2017